

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2021

Yang Yu
Chairman of the Board of Directors
Wah Fu Education Group Limited
L207b, Hesheng Fortune Plaza, No.13 Deshengmenwai Street
Xicheng District, Beijing, China 100088

> **Re: Wah Fu Education Group Limited**
> **Registration Statement on Form F-3**
> **Filed June 15, 2021**
> **File No. 333-257105**

Dear Mr. Yu:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Donald Field at 202-551-3680 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services